SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

June 25, 2017

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Partner Communications announces the early repayment of loans

PARTNER COMMUNICATIONS ANNOUNCES THE EARLY
REPAYMENT OF LOANS

ROSH HA'AYIN, Israel, June 25, 2017 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today that it has executed early repayments of 4 loans (loans C, D, E and F) to commercial banks in a principal amount of NIS 500 million ("Early Repayments").

In connection with the Early Repayments, the Company will record a one-time expense of NIS 21 million in Q2 2017 results.

The Early Repayments will enable accumulated savings of approximately NIS 38 million of interest costs.

In addition to the Early Repayments, the Company is planning on early repayments of additional loans over the next coming months in an amount of approximately NIS 380 million. This is in addition to repayments of approximately NIS 490 million of notes and loans scheduled in 2017 as part of the Company's payment schedule.

For further information please see the Company's press release and immediate report (on Form 6-K) dated June 11, 2017 at:

https://www.sec.gov/Archives/edgar/data/1096691/000117891317001790/zk1720124.htm or http://maya.tase.co.il/reports/details/1103153 and from June 15 2017 at https://www.sec.gov/Archives/edgar/data/1096691/000117891317001835/zk1720146.htm or  http://maya.tase.co.il/reports/details/1104346 and the Company's Annual Report on Form 20-F for the year ended December 31, 2016 – "Item 5. Operating and Financial Review and Prospects- 5B. Liquidity and Capital Resources".

Forward Looking Statements
This press release includes forward-looking statements, as that term is defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective" and similar expressions typically convey forward-looking statements, but these words are not the only words that convey such statements.  All statements other than statements of historical fact included in this press release and any statements regarding other future events or our future prospects, are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner including our plans for early repayments of additional loans during 2017.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. David (Dudu) Mizrahi Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ David (Dudu) Mizrahi
Name:	David (Dudu) Mizrahi
Title:	Chief Financial Officer

Dated: June 25, 2017